Exhibit 99.1

MEDIA CONTACTS:	INVESTOR CONTACTS:
Mary Stutts Ph: 650 794 4403	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

Elan to Present at the 27th Annual JP Morgan Healthcare Conference

DUBLIN, Ireland – December 16, 2008 – Elan Corporation, plc (NYSE: ELN) today announced that it will present at the 27th Annual JP Morgan Healthcare Conference in San Francisco, CA on Tuesday, January 13, 2009 at 11:30 a.m. PST, 2:30 p.m. EST, 7:30 p.m. GMT.  The presentation will be followed by a Q&A session.

Interested parties may access a live audio web cast of the presentation and Q&A session by visiting the Investor Relations section of the Elan website at www.elan.com, then clicking on the event icon.  Following the live webcast, an archived version of the presentation and Q&A session will be available at the same URL.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Source: Elan Corporation, plc
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